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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-9
                      SOLICITATION/RECOMMENDATION STATEMENT
                         PURSUANT TO SECTION 14(D)(4) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                            CAPITAL PROPERTIES, INC.
                                -----------------
                            (Name of Subject Company)

                            CAPITAL PROPERTIES, INC.
                                -----------------
                      (Name of Person(s) Filing Statement)

                 CLASS A COMMON STOCK, PAR VALUE $0.01 PER SHARE
                                -----------------
                         (Title of Class of Securities)

                                    140430109

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                      (CUSIP Number of Class of Securities)

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                                BARBARA J. DREYER
                                    TREASURER
                            CAPITAL PROPERTIES, INC.
                                 100 DEXTER ROAD
                       EAST PROVIDENCE, RHODE ISLAND 02914
                                 (401) 435-7171

                                -----------------

                  (Name, Address and Telephone Number of Person
                 Authorized to Receive Notice and Communications
                  on Behalf of the Person(s) Filing Statement)

                                -----------------

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      ITEM 1. SUBJECT COMPANY INFORMATION.

      The name of the subject company is Capital Properties, Inc., a Rhode Island corporation (the "Company"), and the address of the principal executive office of the Company is 100 Dexter Road, East Providence, Rhode Island 02914. Its telephone number at that address is (401) 435-7171.

      The title of the class of equity securities to which this statement relates is the Company's Class A common stock, par value $0.01 per share (the "Stock"). As of May 1, 2005, there were approximately 3,299,956 shares of the Stock outstanding.

      ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON.

      This Schedule 14D-9 is being filed by the Company. The name, address and telephone number of the Company are set forth in Item 1 above.

      This statement relates to the offer by Mercury Real Estate Advisors LLC, a Delaware limited liability company ("Mercury"), Mercury Special Situations Fund LP, a Delaware limited partnership, and Mercury Special Situations Offshore Fund, Ltd., a British Virgin Islands company (together, the "Bidder"), to purchase up to 285,000 shares of the Stock, at a purchase price of $22.00 per share, net to the seller in cash, without interest thereon (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 2, 2005 (the "Offer to Purchase"), and in the related Letter of Transmittal (the "Letter of Transmittal") which together, as each may be amended or supplemented from time to time, constitute the "Offer."

      As set forth in the Bidder's Schedule TO filed with the Securities and Exchange Commission (the "SEC") on May 2, 2005, the principal executive office of Bidder is 100 Field Point Road, Greenwich, CT 06830

      ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

      Except as described below, as of the date hereof, there are no material contracts, agreements, arrangements or understandings, or any actual or potential conflicts of interest between the Company or its affiliates and (i) its executive officers, directors or affiliates or (ii) Bidder or their respective officers, directors or affiliates that is required to be reported under the rules and regulations of the SEC applicable to the Offer.

      On August 17, 2004, the Bidder sent a letter to the three independent members of the Board of Directors of the Company (the "Board"), and made that letter public in a press release on August 18, 2004. A copy of the press release is attached hereto as Exhibit (a)(5)(i). In that letter, the Bidder objected to the Company's request to the American Stock Exchange (the "AMEX") that, among other things, the Company extend its 5% ownership limitation and multiple share class structure, despite the fact that such ownership limit and multiple share class structure would automatically expire on April 1, 2005. The Bidder also sent a letter, dated August 16, 2004, to the AMEX, objecting to the Company's request to extend its 5% ownership limitation and multiple share class structure.

      On August 27, 2004, the Company filed a Current Report on Form 8-K (the "Form 8-K") with the SEC in which it included a letter sent to the Purchaser dated August 26, 2004. A copy of the Form 8-K is attached hereto as Exhibit
(a)(5)(ii).

      On September 23, 2004, the Bidder sent a letter to the three independent members of the Board of Directors of the Company and made that letter public in a press release issued that same day. A copy of the press release is attached hereto as Exhibit (a)(5)(iii).

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      On May 2, 2005, the Bidder sent a letter to the Company demanding to inspect the books and records of the Company. On May 4, 2005, counsel to the Bidder sent a letter to the Chairman of the Board and Principal Executive Officer of the Company reiterating the Bidder's requests for inspection of the Company's books and records and use of the Company's shareholder lists and security position listings under Rule 14d-5 of the Securities Exchange Act of 1934. Copies of both letters are attached hereto as Exhibit (a)(5)(iv) and Exhibit (a)(5)(v) respectfully.

      On May 5, 2005, Hinckley, Allen & Snyder, LLP, as counsel to the Company, sent a letter to counsel of the Bidder responding to both letters referenced in the above paragraph and denying the Bidders request to inspect the books and records of the Company. A copy of this letter is attached hereto as Exhibit
(a)(5)(vi)

      ITEM 4. THE SOLICITATION OR RECOMMENDATION.

            (a) Solicitation or Recommendation.

      On May 10, 2005, all the members of the Board met to consider the Offer. After discussion of the Offer by the Board and for the reasons set forth below, the Board has determined that it is unable to take a position with respect to the Offer and, therefore, is not making a recommendation with respect to the Offer. The Board believes that each holder of the Stock should make his, her or its own decision regarding the tender of the holder's shares, based on all the information available to such holder, including the factors considered by the Board described below.

            (b) Reasons for the Recommendation.

      In concluding that it is unable to take a position with respect to the Offer and, therefore, unable to make a recommendation to the holders of the Stock, the Board has determined that, while the Offer will result in less public float of the Stock, the Board is unable to predict, and therefore, unable to assess, the impact the increased concentration will have on the actual public float and market liquidity.

      Secondly, the Board has no access to the partnership or limited liability agreements of the Bidder. As a result, and although the Bidder's filings with the SEC with respect to investments in other companies indicate that voting control is shared by two managing members of Mercury, the Board is unable to ascertain whether Mercury has sole authority over the disposition of Stock to be acquired through the Offer,. If Mercury, through its managing members, has sole authority over the disposition of the Stock to be purchased through the Offer, it is possible that following successful completion of the Offer, the price of the Stock could be adversely affected by a market "overhang" due to the perception in the marketplace that Mercury might, at any time, decide to sell all or a significant portion of the Company's shares held by it and its affiliates.

      Thirdly, the Stock is currently traded on the AMEX. The AMEX guidelines provide that AMEX will ordinarily consider suspending trading in, or removing from listing, securities, if the number of public shareholders (exclusive of officers, directors, controlling shareholders and their families) is less than
300. As a result of the automatic conversion of the Company's Class B common stock which was effective on March 31, 2005, the Stock is currently held of record by approximately 530 shareholders. Since the Board cannot predict the number of shareholders who might tender their shares, it is unable to determine whether a successful completion of the Tender Offer might cause the Stock to be ineligible for inclusion on the AMEX. Furthermore, the Board is unable to predict if the Stock were delisted by AMEX, whether the Stock might be eligible for trading on any other public securities market. However, if the Stock ceased to be traded on the AMEX, the Board believes that the market for the Stock could be adversely affected.

      Lastly, absent any information on the Bidder's investment objectives and time horizons, the Board is unable to assess the compatibility between the Bidder's objectives and those of the Company.
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            (c) Intent to Tender.

      To the best knowledge of the Company, none of the Company's executive officers, directors, affiliates or subsidiaries currently intends to tender any of their Stock held of record or beneficially by such person for purchase pursuant to the Offer.

      ITEM 5. PERSON/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

            (a) Solicitations or Recommendations.

      None.

            (b) Employees and Corporate Assets.

      The Treasurer of the Company will be responsible for responding to Bidder requests and coordinating with the Company's transfer agent in connection with the Offer. The Treasurer will not be paid any additional compensation for these services.

      ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

      Effective March 31, 2005 pursuant to the Company's Articles of Incorporation, all of the Company's 299,956 shares of Class B Common Stock automatically converted, on a one-for-one basis, to shares of the Company's Class A Common Stock.

      ITEM 7. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

      (a) The Company is not engaged in any negotiation in response to the Offer that relates to or would result in (i) a tender offer for or other acquisition of securities by or of the Company, (ii) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company, (iii) any purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company, or (iv) any material change in the present capitalization, indebtedness or dividend policy of the Company.

      (b) There are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the matters referred to in paragraph (a) of this Item 7.

      ITEM 8. ADDITIONAL INFORMATION.

            Not applicable.

      ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit (a)(2)       Letter dated May 16, 2005, from the Company to the holders of the Stock.

Exhibit (a)(5)(i).   Press Release issued by Mercury Special Situations Fund LP, dated August 18, 2004.

Exhibit (a)(5)(ii).  Incorporated by reference to Capital Properties, Inc.'s
                     Current Report on Form 8-K, as filed with the SEC on August 27, 2004.

Exhibit (a)(5)(iii). Press Release issued by Mercury Special Situations Fund LP, dated September 23, 2004.

Exhibit (a)(5)(iv).  Letter, dated May 2, 2005, from the Bidder to the Company.

Exhibit (a)(5)(v)    Letter, dated May 4, 2005, from counsel to the Bidder to
                     the Chairman of the Board and Principal Executive Officer of the Company.

Exhibit (a)(5)(vi)   Letter, dated May 5, 2005, from Hinckley, Allen & Snyder
                     LLP, counsel to the Company, to counsel of the Bidder.

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                                    SIGNATURE

            After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 16, 2005                                   By: /s/ Barbara J. Dreyer
                                                          ---------------------
                                                      Name: Barbara J. Dreyer
                                                      Title: Treasurer

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                                  EXHIBIT INDEX

EXHIBIT                                      DESCRIPTION
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
(a)(2)              Letter, dated May 16, 2005, from the Company to the holders of the Stock.

(a)(5)(i) Press Release issued by Mercury Special Situations Fund LP, dated August 18, 2004.

(a)(5)(ii)          Incorporated by reference to Capital Properties, Inc.'s
                    Current Report on Form 8-K, as filed Iith the SEC on August
                    27, 2004.

(a)(5)(iii) Press Release issued by Mercury Special Situations Fund LP, dated September 23, 2004.

(a)(5)(iv)          Letter, dated May 2, 2005, from the Bidder to the Company.

(a)(5)(v) Letter, dated May 4, 2005, from counsel to the Bidder to the Chairman of the Board and Principal Executive Officer of the Company.

(a)(5)(vi)          Letter, dated May 5, 2005, from Hinckley, Allen & Snyder
                    LLP, counsel to the Company, to counsel of the Bidder.